Exhibit 16

September 29, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Gentlemen:

We have read Item 4.01 of the Form 8-K for Atlantic BancGroup, Inc., dated September 29, 2006, and are in agreement with the statements contained in the first and third paragraphs therein. We have no basis to agree or disagree with the other statements of the registrant contained therein.

Yours very truly,

/s/ Stevens, Powell & Company, P.A.
Stevens, Powell & Company, P.A.